SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JULY 12, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ) 00.108.786/0001 -65
Corporate Registry ID (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JULY 12, 2005

DATE, TIME AND VENUE: On July 12, 2005, at 11:00 am, at the Company’s headquarters located at Rua Verbo Divino, 1356 – 1º andar, Chácara Santo Antônio, in the city of São Paulo, State of São Paulo.

ATTENDANCE: The Shareholders holding over ninety percent (90%) of the voting stock, as signatures stated in the Shareholders’ Attendance Book, attended the Meeting.

PRESIDING BOARD: LEONARDO PORCIÚNCULA GOMES PEREIRA – Chairman and ANDRÉ MÜLLER BORGES – Secretary.

CALL:  The call notice was published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on June 25, 28 and 29, 2005.

AGENDA:  a) To redraft CHAPTER V – FISCAL COUNCIL – of the Company’s Bylaws to make it permanent and adapt it to the provisions of the Sarbanes-Oxley Act; b) To establish an Fiscal Council, elect its sitting and alternate members and set their compensation; c) To amend Article 5 of the Company’s Bylaws to reflect the Company’s capital increase approved by the Board of Directors at the meeting held on May 10, 2005, from R$2,748,650,800.00 to R$3,387,408,498.71, resulting from the issuance for private subscription within the authorized capital limit of 745,147,153 common shares and 1,079,874,843 preferred shares, all non-par registered book-entry shares, at the issuance price of R$0.35 per common and preferred share.

DELIBERATIONS: The deliberations were approved by unanimous vote of the attending shareholders. These minutes were drawn up in the summary format of the events occurred, as provided for in paragraph 1 of Article 130 of Law 6,404/76. The publication of these minutes with the omission of the shareholders’ signatures is herein authorized, as set forth by paragraph 2 of Article 130 of Law 6.404/76:

a) The shareholders approved the reformulation of CHAPTER V – FISCAL COUNCIL – of the Company’s Bylaws to make the Fiscal Council permanent and adapt it to the provisions of the Sarbanes-Oxley Act, which shall take effect with the following wording:

“CHAPTER V – FISCAL COUNCIL

Art. 20 – The Company shall have a permanent Fiscal council, elected and convened by the general meeting, which shall be comprised of at least 3 (three) and at most 5 (five) sitting members, with an equal number of alternate members, all of whom shall be individuals domiciled in Brazil and holders of a graduation degree, or who have held for at least 3 (three) years the position of business administrators or Head of Fiscal Council; at least 1 (one) amongst them shall be a financial specialist.

Paragraph 1 – The members of the Fiscal council and their alternates shall hold their positions until the holding of the first annual general meeting after their election. They are eligible for reelection.

Paragraph 2 – In addition to those persons listed in paragraphs of the Article 147 of Law 6,404/76, the following persons are not eligible for the Fiscal council: members of administrative bodies and employees of the Company, its controlled companies or companies from the same group, and spouses or relatives, up to the third degree, of members of the Company’s management.

Paragraph 3 – The members of the Fiscal council shall be invested in office by means of the execution of a deed of appointment drawn up in the Book of Minutes and Opinions of the Fiscal council, which deed shall include a declaration by the latter that (i) they are aware of the shareholders’ agreements duly registered at the Company’s headquarters, mentioned in the Article 37 hereof, and (ii) they undertake to observe the full content of said agreements.

Paragraph 4 – The investiture of the members of the Fiscal council shall be subject to a prior subscription to the Deed of Management Consent mentioned in the BOVESPA Level 2 Rules.

Paragraph 5 – The Fiscal council shall have a Chairman elected by a majority vote of its members, immediately after they are invested in office.

Art. 21 – The remuneration of the members of the Fiscal council, as well as its annual budget, shall be approved by the general meeting that elects them.

Art. 22 – The Fiscal council shall meet ordinarily once a month, and extraordinarily whenever corporate interests require its members to pronounce themselves and in the cases provided for by the law and by these bylaws, by means of a summons conveyed through an electronic message, 7 (seven) days ahead of time, issued by the Chairman of the Fiscal council or by any of its members, pursuant to its Bylaws.

Art. 23 - It is incumbent upon the Fiscal council to:

I) propose to the Board of Directors the appointment of independent auditors and the person responsible for the Company’s internal auditing, as well as to oversee their activities under the terms hereof, in conjunction with the Company’s Management;

II) issue its opinion of the Company’s auditing policies and annual auditing plan, submitted by the party responsible for the Company’s internal auditing, as well as their execution;

III) monitor the results of the Company’s internal auditing and identify, prioritize and propose to the Board of Directors actions to be taken in connection with the Board of Executive Officers;

IV) supervise the work of the independent auditors;

V) set forth procedures for receiving, maintaining and addressing complaints and accusations regarding accounting practices, internal accounting controls and auditing problems, including procedures that enable the submission of confidential and anonymous complaints and accusations by the Company’s employees concerning questionable accounting practices and auditing problems;

VI) select an external consultant to help to verify any fact, clarification of which is necessary in order for it to perform its functions better, defining the fees at a reasonable level that reflects what is current in the market and compatible with the Company’s economic dimensions, which fees shall be paid by the latter;

VII) meet, at least once a quarter, with the independent auditors, in order to obtain clarifications or information, as well as to verify specific facts;

VIII) ensure compliance with the Fiscal council’s Bylaws;

IX) help to implement or change the Company’s accounting practices;

X) oversee, through any of its members, the actions of the company’s management and check on the fulfillment of its legal and statutory duties;

XI) issue its opinion of the annual management report, and include in its opinion the complementary information it considers necessary or useful for the deliberations of the general meeting;

XII) issue its opinion regarding the proposals of the management bodies, to be submitted to the general meeting, concerning changes in the company’s capital structure, the issuance of subscription warrants or debentures, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off;

XIII) disclose through any of its members to the management bodies and, if the latter fail to take the necessary measures for protecting the Company’s interests, to the general meeting, the errors, fraud or crimes that it may discover and propose that measures useful to the Company be taken;

XIV) call an annual general meeting if the management bodies delay calling this meeting by more than 1 (one) month, and call an extraordinary general meeting, whenever grave or urgent matters so require, and include the matters it deems necessary in the agenda of such meetings;

XV) analyze, at least once per quarter, the trial balance sheet and the other financial statements periodically prepared by the Company;

XVI) examine the financial statements for the fiscal year and issue an opinion of them;

XVII) exercise the duties conferred upon it, as described in this chapter, during liquidation, given the special provisions that regulate the latter;

XVIII) attend the meetings of the Board of Directors and of the Board of Executive Officers at which the following are discussed: (i) the Company’s annual management report; (ii) any changes to the company’s capital stock, the issuance of subscription warrants or debentures, the investment plans or capital budgets, the distribution of dividends, the transformation, incorporation, merger or spin-off of the Company; and (iii) the financial statements for the fiscal year. ”

b) The shareholders approved the establishment of the Company’s permanent Fiscal council and its Charter, which shall be filed at the Company’s headquarters, and the election of its members who will hold their positions until the 2006 annual general meeting takes place:

i) The shareholders DISTEL HOLDING S.A., GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A and LATAM DO BRASIL PARTICIPAÇÕES S.A., indicated Messrs Charles Barnsley Holland, Brazilian, married, accountant, bearer of Identity Card (RG) number 12.782.315 (SSP-SP) and enrolled in the Individual Taxpayer Registry of the Ministry of Finance (CPF/MF) under number 379.343.258 -00, residing and domiciled at Rua Miranda Montenegro, 144, in the city of São Paulo, State of São Paulo, and Martin Roberto Glogowsky, Brazilian, married, lawyer and business administrator, bearer of Identity Card (RG) number 4.700.146 (SSP-SP) enrolled in the CPF under number 861.682.748 -04, residing and domiciled at Rua Barão de Santa Eulália, 170 Ap. 52, in the city of São Paulo, State of São Paulo, who were elected .

ii) At a separate meeting without the attendance of the controlling shareholders, under the terms of Article 161, § 4a, of Law 6.404/76, the preferred shareholders unanimously elected Mr. Antonio José Alves Júnior, a Brazilian citizen, married, economist, bearer of Identity Card number 06692026-5 - IFP/RJ, enrolled in the Individual Taxpayers Registry of the Ministry of Finance (CPF/MF) under number 849.079.327 -15, residing and domiciled at Avenida Edson Passos, nº 603/301, Alto da Boa Vista, Tijuca, in the city and State of Rio de Janeiro, who was indicated by the shareholder BNDES PARTICIPAÇÕES S.A. - BNDESPAR.

The newly-elected Board Members assumed their positions by signing the assumption of office agreements. They declared they are not impeded from performing business activities. The General Meeting set the annual global compensation for the Fiscal council of up to R$400,000.00 (four hundred thousand reais) for year 2005. The General Meeting also approved a budget for the Fiscal council of R$ 100,000.00 (one hundred thousand reais) for year 2005.

c) The shareholders approved the amendment of Article 5 of the Company’s Bylaws to reflect the approval of capital increase from R$2,748,650,800.00 to R$3,387,408,498.71 by the Board of Directors at the meeting held on May 10, 2005, whose minutes were registered with the São Paulo State Trade Board on May 16, 2005. That capital increase resulted from the issuance for private subscription within the authorized capital limit of 745,147,153 common shares and 1,079,874,843 preferred shares, all non-par registered book-entry shares, at the issuance price of R$0.35 per common and preferred share. Article 5 will have the following wording:

“Article 5 – The Company’s Capital Stock is R$3,387,408,498.71 (three billion, three hundred eight seven million, four hundred eight thousand, four hundred ninety eight reais, seventy one centavos), divided into 1,573,518,496 (one billion, five hundred seventy three million, five hundred eighteen thousand, four hundred ninety six) common shares and 2,280,359,030 (two billion, two hundred eighty million, three hundred fifty nine thousand an thirty) preferred shares, all non-par registered book-entry shares. The Capital Stock may be increased by up to R$5,000,000,000.00 (five billion reais), regardless of statutory amendment, as provided for by Article 168 of Law 6,404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of paragraph 1 of Article 170 of Law 6,404/76.”

d) Due to the amendments above, the shareholders approved the Bylaws consolidated by the Company, which is attached to these minutes.

Finally, the shareholders amended and restated the deliberation in item b.(iii) of the Annual General Meeting held on April 29, 2005 to state that Mr. JOSÉ FORMOSO MARTÍNEZ, a Mexican citizen, married, engineer, bearer of the ID Card for Foreigners (RNE) V405864-B, enrolled in the Individual Taxpayer Registry (CPF/MF) under number 059.557.727 -07, domiciled at Av. Presidente Vargas, 1012, 15º andar, CEP 22271-100, in the City and State of Rio de Janeiro, was only indicated by the shareholder LATAM DO BRASIL PARTICIPAÇÕES S.A. for the position of sitting member of the Company’s Board of Directors. His assumption of office will depend on the authorization by the Brazilian proper authorities, without prejudice for his substitute Mr. JORGE DA GAMA BRAGA NETO to attend and deliberate at the Board of Directors´ meetings until Mr. JOSÉ FORMOSO MARTÍNEZ effectively takes office.

CLOSURE: The works were closed and the meeting was adjourned for the time required to draw up the minutes in the Company’s records, which, upon reopening of the meeting, were read, found in compliance, approved and signed by all those attending the meeting. São Paulo, SP, July 12, 2005.

This is a free English translation of the original instrument drawn up in the company’s records.

LEONARDO PORCIÚNCULA GOMES PEREIRA
Chairman

ANDRÉ MÜLLER BORGES
Secretary

ATTACHMENT TO THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JULY 12, 2005.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Corporate Taxpayers ID (CNPJ) 00.108.786/0001 -65
Corporate Registry ID (NIRE) 35.300.177.240

BYLAWS

CHAPTER I – NAME, HEADQUARTERS, PURPOSE AND DURATION

Art. 1. – NET SERVIÇOS DE COMUNICAÇÃO S.A. is a joint-stock company ruled by these Bylaws and applicable legislation.

Art. 2 – The Company has its jurisdiction in the city of São Paulo, State of São Paulo, and shall, by resolution of the Board of Directors, transfer the address of the Company’s headquarters, open, maintain and close branches, offices, warehouses and representation agencies in any part of the Brazilian territory or abroad.

Art. 3 – The purpose of the Company is to hold interests in other companies that do business (a) in the local distribution of pay TV signals, as well as in the access provision to its subscribers to value-added services, (b) in the provision of other telecommunications services, (c) in any other means of signal distribution of any kind, through its local network, (d) in the production of its own local channels. The Company also has as purpose the provision of all services, to its subsidiaries, inserted in the corporate, administrative, financial and consulting support context. The Company shall also participate in other companies which have the same activities, as well as those accessories to these ones, such as import, export and representation.

Art. 4 – The Company’s duration is indeterminate.

CHAPTER II - CAPITAL STOCK AND SHARES

Art. 5 – The Company’s Capital Stock is R$3,387,408,498.71 (three billion, three hundred, eight seven million, four hundred, eight thousand, four hundred, ninety eight reais and seventy one centavos), divided into 1,573,518,496 (one billion, five hundred, seventy three million, five hundred, eighteen thousand, four hundred and ninety six) common shares and 2,280,359,030 (two billion, two hundred, eighty million, three hundred, fifty nine thousand an thirty) preferred shares, all non-par registered book-entry shares. The Capital Stock shall be increased by up to R$5,000,000,000.00 (five billion reais), regardless of statutory amendment, as provided for by the Article 168 of the Law 6,404/76, by resolution of the Board of Directors, which shall determine the issuance conditions, under the terms of the paragraph 1 of the Article 170 of the Law 6,404/76.

Paragraph 1 – Preferred shares shall be entitled to vote exclusively in the following matters: (a) transformation, takeover, merger or spin-off of the Company; (b) evaluation of assets destined for the Company’s capital increase subscription; (c) selection of a specialized company to determine the economic value of the Company’s shares, under the terms of the Article 9 (iv) of these Bylaws; and (d) amendment or revocation of provisions of these Bylaws which result in the non-compliance, by the Company, with the requirements provided for by the Section IV, item 4.1 of the Differentiated Corporate Governance Practices Rules - Level 2 (hereinafter referred to as “Level 2 Rules”), issued by the São Paulo Stock Exchange (“BOVESPA”).

Paragraph 2 – Preferred shares shall also be entitled to vote with respect to the approval of agreements between the Company and its controlling shareholder, directly or by means of third parties, as well as other companies in which the controlling shareholder has an interest, whenever, in future, by legal or statutory provision, the approval of such agreements is resolved at a General Meeting.

Paragraph 3 – Preferred shares are entitled to: (i) receipt of cash dividends 10% (ten percent) higher than those paid to common shares; (ii) priority in the reimbursement in the event of the Company’s liquidation, without premium, for the shareholders’ equity; and (iii) equal treatment to that one given to shareholders who exercise the effective power to conduct the business and guide the operation of the Company’s bodies, directly or indirectly, in fact or by law (“Control Power”), in the event of disposal of this Control Power, under the terms of the Article 26, caput, of these Bylaws.

Paragraph 4 – As the preferred share do not have a fixed or mandatory dividend, they shall not be acquire the voting right exercise whether the Company fails to pay dividends, and the provisions in the paragraph 1 of the Article 111 of the Law 6,404/76 shall not be applicable.

Paragraph 5 – Preferred shares shall participate in equal conditions to the common shares in the bonus distribution and shall represent up to 2/3 (two thirds) of the total shares issued by the Company. The proportion previously existing amongst common and preferred shares shall be changed in their issuance.

Paragraph 6 – The issuance of shares or debentures convertible into shares or subscription bonus, placement of which is made by means of sale in stock exchange or public subscription or exchange for shares in control acquisition public offering, by operation of law, shall exclude the preemptive right in the subscription or reduce the minimum legal term.

Paragraph 7 – The Company shall, by resolution of the General Meeting, grant a stock option in favor of the managers and employees or to individuals who provide services to companies under its control.

Paragraph 8 – Shares issued by the Company shall be maintained in deposit accounts, on behalf of their holders, in institutions accredited by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), as book-entry shares, without issue of certificates, and the Board of Directors shall determine the period in which shareholders present outstanding share certificates for cancellation and corresponding conversion into book-entry shares. The Company or the depositary institution shall charge shareholders for the cost of certificate issuance services or share ownership transfer, in compliance with legal and regulation limits, as provided for by the Articles 34 and 35 of the Law 6,404/76 and their respective paragraphs.

CHAPTER III – GENERAL MEETING

Art. 6 – The General Meeting has powers to decide about all matters relating to the Company’s purpose and take the resolutions deemed appropriate to its defense and development, which shall be summoned at least 15 (fifteen) days in advance.

Art. 7 – The General Meeting shall be convened and chaired by the Chairman of the Board of Directors and, in his absence or impediment, by another member of the Board of Directors or, in the absence of these members, by any of the Company’s executive officers attending the meeting.

Sole Paragraph – The Chairman of the Meeting shall appoint one or more secretaries.

Art. 8 – The Annual General Meeting shall be held within the first four months following the end of the fiscal year, and it shall be incumbent upon the matters of its authority, provided for by the law.

Art. 9 – The Extraordinary General Meeting shall be held whenever the interests of the Company require a decision by the shareholders and in the cases provided for by the law and by these Bylaws, and the General Meeting shall resolve on the following matters: (i) rendering of surety, aval guarantee or other guarantee in favor of third parties which do not take part in the Company’s group of controlled and associated companies (understood as associated companies only those in which the Company and its controlled companies participate in the capital stock with more than 10% (ten percent), excluding those taking part in the Company’s capital stock and/or in its controlled companies’ capital stock); (ii) cancellation of the Company’s registration as a publicly-held company with the Brazilian Securities and Exchange Commission – CVM; (iii) cancellation of the Company’s registration for trading of its shares on BOVESPA Level 2; and (iv) selection of the specialized company, within those indicated by the Board of Directors, responsible for preparing a economic evaluation report of the Company’s share value, for the purposes of the public offerings dealt with in the Chapter VIII and Chapter IX of these Bylaws.

Sole Paragraph – The resolution dealt with in the item (iv) of this Article 9 shall be taken by the majority votes of the holders of the outstanding shares issued by the Company, not computing the blank votes, and each share shall be incumbent, regardless of type and class, upon the right of one vote in this resolution. For the purposes of the resolution provided for by in this sole paragraph, the shareholders who exercise the Control Power, their spouses, partners and depended persons included in income tax return, their controlled and associated, as well as the Company’s controlled and associated companies and other corporations taking part in the same group in fact or by law with the Company, with shareholders who exercise the Company’s Control Power and with the controlled and/or associated companies from both, shall not vote.

CHAPTER IV – MANAGEMENT OF THE COMPANY

Art. 10 – The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Paragraph 1 – The managers are invested in office by means of the instruments drawn up in the Book of the Minutes of the Board of Directors or the Board of Executive Officers’ Meetings, as the case may be, with their declarations that: (i) they took cognizance of the shareholders’ agreements duly registered at the Company’s headquarters, referred to in the Article 38 of these Bylaws, and (ii) they undertake to comply with their full content.

Paragraph 2 – The investiture of the managers shall be conditional upon the previous subscription of the Instrument of Agreement of the Managers mentioned in the BOVESPA Level 2 Rules.

Paragraph 3 – The General Meeting shall determine the global amount of the managers’ compensation, which shall be distributed in compliance with the provisions in the Article 15, item V, of these Bylaws.

Art. 11 – The Board of Directors shall be composed of 11 (eleven) sitting members and equal number of alternate members, all shareholders, elected by the General Meeting and dismissed by it at any time, for a common term of office of 1 (one) year, reelection being permitted.

Sole Paragraph – The members of the Board of Directors shall be invested in office upon signing of the respective instrument, drawn up in the Company’s records.

Art. 12 – The Board of Directors shall have a Chairman, who shall be elected by the majority of votes of its members immediately after his investiture.

Sole Paragraph – The replacement of the Chairman of the Board of Directors shall comply with the same criteria set forth for his election, under the terms of the caput of this Article.

Article 13 – The Board of Directors shall meet, ordinarily, at least once in every quarter and, extraordinarily, whenever necessary, at the call of any of its members by letter, telegram, fax or in person, at least 5 (five) days in advance.

Art. 14 – The Board of Directors shall be convened, shall function and resolve validly by the favorable vote of the majority of its elected members.

Sole Paragraph – The decisions of the Board of Directors shall be set out in Minutes, which shall be signed by all attending members.

Art. 15 – It is incumbent upon the Board of Directors to:

I – determine the general guidance of the Company’s business, by approving the basic guidelines, policy and objectives for all the main operating areas of the Company and its controlled companies.

II – approve the business plans of the Company and its controlled companies, the annual budgets, investment plans, covering all the expansion programs of the Company and its controlled companies, financial policy and plans, as well as rules concerning indebtedness level and other commitments related to indebtedness and the Company, including conditions for contracting new debt and the hedge policy adopted by the Company.

III – elect and dismiss the Company’s Officers and establish their duties.

IV – supervise the Officers’ management, examine, at any time, the Company’s books and documents, request information on existing contracts or contracts about to be executed, and on any other acts.

V – attribute, at the global amount of the compensation established by the General Meeting, the monthly fees to each one of the members of Company’s Management.

VI – attribute to Management’s members their profit sharing installment determined in balance sheets drawn up by the Company, including interim ones, in compliance with the limitations and statutory and legal provisions.

VII – give its opinion on Management’s report and the Board of Executive Officers’ accounts and authorize the interim dividend distribution and, whether dividends are distributed based on an interim balance sheet, establish the profit sharing the managers shall be entitled to.

VIII – choose and dismiss the independent auditors.

IX – call a General Meeting when deemed convenient or by legal or statutory requirement.

X – set forth the vote to be cast by the Company at the General Meetings and previously approve amendments to the articles of association of the Companies in which it participates as a partner, Shareholder or Quotaholder, inclusively approving the choice of the managers of controlled or associated companies to be elected with the vote of the Company’s representatives, always complying with the provision in the sole paragraph of the previous Article.

XI – submit to the General Meeting’s provision the proposal for amendments to these Bylaws.

XII – determine the general criterion for remuneration of management and senior management employees (understood as superintendents or equivalent management positions) of company in which the Company has made an investment or the Companies directly or indirectly controlled by the Company.

XIII – set forth the compensation and benefit policy (including indirect benefits, profit and/or sales sharing) of the managers and employees in general of the Corporation in which the Company has made an investment or the Companies directly or indirectly controlled by the Company, or associated to its controlled companies, in compliance with the provisions in the existing agreements.

XIV – make decisions relating to the investment policies of the Company and the Corporations in which the Company has made an investment or the Companies directly or indirectly controlled by the Company or associated to its controlled companies.

XV – decide about the capital structure of the Company and the Corporations in which the Company has made an investment or the Companies directly or indirectly controlled by the Company, or associated to it or its controlled companies.

XVI – choose the principal executive of the Company and the Corporations in which the Company has made investments or the Companies directly or indirectly controlled by the Company, or associated to it or to its controlled companies.

XVII – designate one of the members of the Board of Executive Officers to represent the Company in acts and transactions in Brazil or abroad, or authorize an attorney-in-fact to be constituted only for the practice of specific act, and the minutes containing the resolution of the Board shall be filed with the Trade Board, whether necessary.

XVIII – authorize the acquisition of shares issued by the Company itself, for purposes of cancellation or permanence in treasury and subsequent disposal, in compliance with the pertinent legal provisions.

XIX – approve the issuance of simple debentures, not convertible into shares and with no real security.

XX – define and present to the General Meeting the list of three firms specialized in economic valuation of companies, for the preparation of the evaluation report of the Company’s shares by the economic value referred to in the Article 33 of these Bylaws.

XXI – approve the execution of agreements amongst the Company and the controlling shareholder, directly or indirectly controlled or controlling parts of the controlling shareholders.

XXII – approve the contracting policy involving the controlling shareholder, directly or indirectly controlled or controlling parts of the controlling shareholder.

XXIII – approve the execution, by the Company, of content and programming agreements, as well as the maintenance and renewal of such agreements.

Art. 16 – The Board of Executive Officers shall be composed of no fewer than 3 (three) and no more than 4 (four) Officers, shareholders or not, domiciled in Brazil, elected by the Board of Directors and dismissed by it at any time, one of whom shall be the General officer, one the Financial Officer, one Operation Officer and one Officer without an specific designation, whose title and functions shall be defined by the Board of Directors at the time of his/her election. All officers shall have a term of office of 2 (two) years and may be reelected.

Paragraph 1 – The attributions of the Officers shall be specified by the Board of Directors, which shall also set forth the fixed compensation of each member of the Board of Executive Officers and shall distribute, when applicable, the profit sharing determined by the General Meeting.

Paragraph 2 – In the event of a vacancy in the position of Officer, or incapacity of the sitting member, the Board of Directors shall elect the new Officer or designate his/her alternate member, determining, in any case, his/her term of office.

Paragraph 3 – It is incumbent upon the Board of Executive Officers to exercise the attributions that the Law, the Bylaws and the Board of Directors confer upon them for the practice of the acts necessary to the Company’s regular operation.

Paragraph 4 – The terms of office shall always be signed by 2 (two) Officers and granted for specific purposes or by a defined term, not exceeding one year, except those comprising the powers of the clause ad judicia.

Paragraph 5 – The Board of Executive Officers shall meet whenever necessary, but at least once every month, and the call is incumbent upon the General Officer, who shall also chair the meeting.

Paragraph 6 – The meeting shall be convened with the attendance of Officers representing the majority of members of the Board of Directors.

Paragraph 7 – The minutes of the meetings and the resolutions of the Board of Directors shall be drawn up in the Company’s records.

Paragraph 8 – The Board of Executive Officers shall have powers to resolve on the issuance, by the Company, of Promissory Notes (commercial papers), to be traded in Brazil or abroad.

Art. 17 – It is specifically incumbent upon the:

I – General Officer

a) to submit to the approval of the Board of Directors working plans, annual budgets, investment plans and new expansion programs of the Company and its controlled companies and cause them to be carried out in the terms approved.

b) to formulate the Company’s strategies and guidelines, as well as to set forth criteria for the execution of the resolutions of the General Meeting and the Board of Directors , with the participation of the other Officers.

c) to supervise all the Company’s activities.

d) to coordinate and supervise the activities of the Board of Executive Officers, calling and chairing its meetings.

e) to exercise the other specific attributions conferred upon him/her by the Board of Directors.

II – Operation Officer:

a) to conduct and manage all the Company’s operating activities with the other Officers’ collaboration.

b) to formulate, jointly with the General Officer, the Company’s operating strategies and guidelines.

c) to exercise the other specific attributions conferred upon him/her by the Board of Directors.

d) to replace the General Officer in his/her absences or temporary impediments.

Art. 18 – It is incumbent upon the other Officers the specific attributions conferred upon them by the Board of Directors.

Art. 19 – All acts that create responsibility for the Company, or release third parties from obligations to the Company, shall be valid only if:

I) signed by two members of the Board of Officers.
II) jointly signed by one member of the Board of Executive Officers and one attorney-in-fact of the Company.
III) jointly signed by two attorneys-in-fact of the Company.

Sole Paragraph – The Company may be separately represented by any member of the Board of Executive Officers, without the formalities provided for in this article, in the event of receipt of judicial summons or notice and in the rendering of testimony.

CHAPTER V – FISCAL COUNCIL

Art. 20 – The Company shall have a permanent Fiscal Council, elected and convened by the general meeting, which shall be comprised of at least 3 (three) and at most 5 (five) sitting members, with an equal number of alternate members, all of whom shall be individuals domiciled in Brazil and holders of an undergraduate degree, or who have held for at least 3 (three) years the position of business administrator or Head of Fiscal Council; at least 1 (one) amongst them shall be a financial specialist.

Paragraph 1 – The members of the Fiscal Council and their alternates shall hold these positions up until the first annual general meeting held after their election. They are eligible for reelection.

Paragraph 2 – The following persons are not eligible for the Fiscal Council, in addition to those persons listed in the paragraphs of the Article 147 of the Law 6,404/76: members of administrative bodies and employees of the Company, its controlled companies or companies from the same group, and spouses or relatives, up to the third degree, of members of the Company’s management.

Paragraph 3 – The members of the Fiscal Council shall be invested in office by means of the execution of a deed of appointment drawn up in the Book of Minutes and Opinions of the Fiscal Council, which deed shall include a declaration by the latter that (i) they are aware of the shareholders’ agreements duly registered at the Company’s headquarters, mentioned in the Article 37 hereof, and (ii) they undertake to observe the full content of said agreements.

Paragraph 4 – The investiture of the members of the Fiscal Council shall be subject to a prior subscription to the Deed of Management Consent mentioned in the BOVESPA Level 2 Rules.

Paragraph 5 – The Fiscal Council shall have a Chairman elected by a majority vote of its members, immediately after they are invested in office.

Art. 21 – The remuneration of the members of the Fiscal Council, as well as its annual budget, shall be approved by the general meeting that elects them.

Art. 22 – The Fiscal Council shall meet ordinarily once a month, and extraordinarily whenever corporate interests require its members to pronounce themselves and in the cases provided for by the law and by these bylaws, by means of a summons conveyed through an electronic message, 7 (seven) days ahead of time, issued by the Chairman of the Fiscal Council or by any of its members, pursuant to its Bylaws.

Art. 23 - It is incumbent upon the Fiscal Council to:

I) propose to the Board of Directors the appointment of independent auditors and of the person responsible for the Company’s internal auditing, as well as to oversee their activities under the terms hereof, in conjunction with the Company’s Management;

II) issue its opinion of the Company’s auditing policies and annual auditing plan, submitted by the party responsible for the Company’s internal auditing, as well as their execution;

III) monitor the results of the Company’s internal auditing and identify, prioritize and propose to the Board of Directors actions to be taken in connection with the Board of Executive Officers;

IV) supervise the work of the independent auditors;

V) set forth procedures for receiving, maintaining and addressing complaints and accusations regarding accounting practices, internal accounting controls and auditing problems, including procedures that enable the submission of confidential and anonymous complaints and accusations by the Company’s employees concerning questionable accounting practices and auditing problems;

VI) select an external consultant to help to verify any fact, clarification of which is necessary in order for it to perform its functions better, defining the fees at a reasonable level that reflects what is current in the market and compatible with the Company’s economic dimensions, which fees shall be paid by the latter;

VII) meet, at least once a quarter, with the independent auditors, in order to obtain clarifications or information, as well as to verify specific facts;

VIII) ensure compliance with the Fiscal Council’s Bylaws;

IX) help to implement or change the Company’s accounting practices;

X) oversee, through any of its members, the actions of the company’s management and check on the fulfillment of its legal and statutory duties;

XI) issue its opinion of the annual management report, including in its opinion the complementary information it considers necessary or useful for the deliberations of the general meeting;

XII) issue its opinion regarding the proposals of the management bodies, to be submitted to the general meeting, concerning changes in the company’s capital structure, the issuance of subscription warrants or debentures, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off;

XIII) disclose through any of its members to the management bodies and, if the latter fail to take the necessary measures for protecting the Company’s interests, to the general meeting, the errors, fraud or crimes that it may discover and propose that measures useful to the Company be taken;

XIV) call an annual general meeting if the management bodies delay calling this meeting by more than 1 (one) month, and call an extraordinary general meeting, whenever grave or urgent matters so require, including in the order of the day of these meetings those subjects that it deems necessary;

XV) analyze, at least once per quarter, the trial balance sheet and the other financial statements periodically prepared by the Company;

XVI) examine the financial statements for the fiscal year and issue an opinion of them;

XVII) exercise the duties conferred upon it, as described in this chapter, during liquidation, given the special provisions that regulate the latter;

XVIII) attend the meetings of the Board of Directors and of the Board of Executive Officers at which the following are discussed: (i) the Company’s annual management report; (ii) any changes to the company’s capital stock, the issuance of subscription warrants or debentures, the investment plans or capital budgets, the distribution of dividends, the transformation, incorporation, merger or spin-off of the Company; and (iii) the financial statements for the fiscal year.

CHAPTER VI – FISCAL YEAR, BALANCE SHEET AND RESULTS

Art. 24 – The fiscal year shall have a duration of one year and shall terminate on the last day of December in each year.

Art. 25 – At the end of each fiscal year the financial statements provided for by the law shall be prepared on the basis of the commercial books of the Company.

Paragraph 1 – The Board of Directors shall determine that balance sheets be drawn up on a half-yearly basis or, subject to legal principles, for lesser periods and approve the payment of dividends on the basis of profits shown on such balance sheets.

Paragraph 2 – The Board of Directors shall also, at any time, determine that interim dividends shall be paid on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Art. 26 – From the results of the year there shall be deducted, before any participation in profits, any accumulated losses and provision for income tax.

Paragraph 1 – On the remaining income determined by means of the caput of this Article, the bonus grant shall be calculated, up to the maximum legal limit.

Paragraph 2 – Of the net profits of the year, after the deduction referred to in the preceding paragraph, a) 5% (five percent) shall be allocated to the Legal Reserve, provided, however, that the Legal Reserve shall not exceed 20% (twenty percent) of the paid-in capital of the Company; b) 25% (twenty-five percent), after adjustment in accordance with the Article 202 of the Law 6,404/76, shall be allocated for payment of mandatory dividends to all Shareholders, subject to the provisions in the paragraph 3 of the Article 5 of these Bylaws.

Paragraph 3 – After allocation in the manner provided for in the preceding paragraph, the remaining balance shall, upon proposal submitted by the Board of Directors and approved by the shareholders in the General Meeting, be allocated to a supplementary reserve to support working capital and for future appropriation to the capital of the Company. The amount of such reserve shall not exceed the capital stock of the Company.

CHAPTER VII – DISPOSAL OF CONTROL POWER

Art. 27 – Disposal of shares that ensure Control Power to the controlling shareholder, in a single transaction or through successive transactions, shall be made subject to a suspensive or dissolving condition that the acquiring party undertakes to realize, within a period of no more than 90 (ninety) days from the date of acquisition of the shares, a public offering to acquire the shares held by all other shareholders of the Company, so as to ensure them equal treatment given to the shareholder selling the shares.

Paragraph 1 – There is a relevant assumption of the Control Power ownership in relation to the person, controlling shareholder or group of persons under common control that are holders of shares which have ensured them the absolute majority of the votes of the shareholders attending the last three General Meetings of shareholders of the Company, even though the person, controlling shareholder or group of persons under common control does not hold shares representing the majority of the voting capital of the Company.

Paragraph 2 – The trading of shares amongst shareholders that exercise Control Power, even if such trading results in consolidation of Control Power in a single shareholder, does not constitute a transfer of Control Power and, accordingly, does not give rise to the obligations to carry out a public offering under the terms of the caput of this Article.

Paragraph 3 – In the case of acquisition of shares held by one or more shareholders who exercise the Control Power by a third party, the public offering referred to in the caput of this Article shall only be required after the acquisition of the number of shares necessary to the exercise of the Control Power.

Paragraph 4 – In the assumption that the Company’s Control Power is exercised by more than one shareholder, the obligation provided for in the caput of this Article shall not be required if the acquiring party starts holding the Control Power jointly with the other shareholder(s) who have already exercised the Control Power, but does (do) not hold votes necessary to the individual exercise of the Control Power.

Paragraph 5 – For the purposes of the provisions in the paragraphs 3 and 4 of this Article, the number of shares and/or votes necessary to the exercise of the Control Power is understood the percentage equivalent to the quorum qualified for resolutions set forth in shareholders’ agreement filed with the Company’s headquarters.

Art. 28 – The public offering for acquisition of shares referred to in the Article 27 of these Bylaws shall also be required whenever there is an remunerated assignment for share subscription rights or other rights or instruments in connection with securities convertible into shares issued by the Company that results in the disposal of shares that ensure the Company’s Control Power.

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this Article shall be made on the basis of the provisions in the paragraphs 2, 3, 4 and 5 of the Article 27.

Art. 29 – Subject to the sole paragraph of this Article, the public offering for acquisition of shares referred to in the Article 27 shall also be required in the event of disposal of control of the Company’s controlling shareholder to a third party. In that assumption, the controlling shareholder shall be obliged to declare to BOVESPA the value attributed to the Company in connection with the disposal of its Control Power, and shall provide BOVESPA with documentation to support this value.

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this Article shall be made on the basis of the provisions in the paragraphs 2, 3, 4 and 5 of the Article 27.

Art. 30 – Any shareholder that holds shares in the Company and that acquires its Control Power by means of a private agreement for purchase of shares entered into with the controlling shareholder, owner of shares representing the Company’s Control Power, shall be obligated to (i) make a public offering under the terms of the Article 27 of these Bylaws, and (ii) reimburse shareholders from whom the he/she has purchased shares on the stock exchange in the 6 (six) months prior to the acquisition of shares which ensured him/her the Company’s Control Power, to whom he/she shall pay the difference between the price paid to the controlling shareholder who held the Company’s Control Power and the amount paid on the stock exchange for shares the Company’s shares during the said period, duly adjusted.

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this Article shall be made on the basis of the provisions in the paragraphs 2, 3, 4 and 5 of the Article 27.

CHAPTER VIII – REGISTRATION CANCELLATION OF PUBLICLY-HELD COMPANY

Art. 31 – Without prejudice to the legal and regulatory provisions, the registration cancellation of the Company as a publicly-held company with the Brazilian Securities and Exchange Commission – CVM shall be preceded by a public offering for acquisition of shares at a price that is no less than the value of the Company and its shares as determined in an evaluation report prepared by a specialized firm, by means of the use of a recognized methodology or other criterion that shall be defined by the CVM.

Sole Paragraph – Cancellation shall be preceded by a Extraordinary General Meeting which specifically resolves on this cancellation.

Art. 32 – Should the evaluation report referred to in the Article 31 not be ready up to the Extraordinary General Meeting called to resolve on the registration cancellation of publicly-held company, the shareholder who holds the Control Power shall inform at this meeting the amount per share or per one thousand shares by which he/she shall formulate the public offering.

Paragraph 1 – The public offering shall be subject that the value determined in the evaluation report referred to in the Article 31 is not higher than the amount disclosed by the shareholder who holds the Control Power at the meeting referred to in caput of this Article.

Paragraph 2 – Should the value of the shares determined in the evaluation report is higher than the amount informed by the controlling shareholder, the resolution referred to in the caput of this article shall automatically be cancelled, and this fact shall be given broad disclosure to the market, unless the shareholder that holds the Control Power expressly agrees to formulate the public offering at the amount determined in the evaluation report.

Art. 33 – The evaluation report shall be prepared by a specialized firm that has proven experience and independent with respect to the Company’s decision power, its managers and/or controlling shareholder, in addition to meeting all other legal requirements. The costs incurred in connection with the preparation of the report shall be borne by the shareholder who holds the Control Power, as provided for by the caput in this Article.

CHAPTER IX – EXITING LEVEL 2

Art. 34 – Should the Company’s shareholders at an Extraordinary General Meeting approve the exit of the Company from BOVESPA Level 2, the Company’s controlling shareholder shall make a public offering for the acquisition of shares for the amount determined under the terms of the Article 31 of these Bylaws (i) within a period of 90 (ninety) days, in the event that the Company exits Level 2 so that its shares shall be registered for trading outside Level 2 or (ii) within a period of 120 (one hundred and twenty) days from the date of the General Meeting of shareholders of the Company which approves the corporate reorganization operation, in which the Company’s shares resulting from such reorganization are not admitted for trading on Level 2.

Paragraph 1 – The public offering provided for by this article shall follow, to the extent applicable, the rules of public offering for registration cancellation of publicly-traded company with the CVM, under the terms of the Articles 31, 32 and 33 of these Bylaws.

Paragraph 2 – The Company’s controlling shareholder shall be dismissed from making the public offering provided for by this Article in the event that the Company’s exit from Level 2 results from the listing of its shares for trading on the BOVESPA Novo Mercado (New Market).

CHAPTER X – LIQUIDATION

Art. 35 – The Company shall enter into liquidation in the events provided for by the law or by virtue of resolution of the General Meeting, and shall be extinguished upon termination of liquidation.

Sole Paragraph – The Board of Directors shall appoint the liquidator and the forms and guidelines to be complied with, and shall determine his/her fees.

CHAPTER XI – ARBITRATION COURT

Art. 36 – Disputes and controversies arising out of or in connection with these Bylaws, to the Level 2 Rules, to the provisions of the Law 6,404/76, to the rules issued by the National Monetary Council, by the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, to BOVESPA’s rules and the other rules applicable to the functioning of the capital market in general shall be resolved by arbitration to be conducted by means of the rules of Market Arbitration Chamber, created by BOVESPA.

CHAPTER XII – GENERAL PROVISIONS

Art. 37 – Dividends that have not been received or claimed within three years from the date on which they were made available to the Shareholder shall revert to the Company.

Art. 38 – The shareholders’ agreements duly registered at the Company’s headquarters that, amongst other provisions, set forth clauses and conditions for the disposal of shares issued by the Company, control the preemptive rights or regulate the exercise of the shareholders’ voting right shall be complied with by the Company and its Management.

Sole Paragraph – The obligations and liabilities under such agreements shall be valid and opposable against third parties from the time such agreements are duly registered in the Company’s records and in the share certificates, if issued. The Company’s managers shall endeavor to ensure compliance with such agreements and the Chairman of the General Meeting or the Board of Directors’ meetings, as the case may be, shall declare invalid any vote cast by a shareholder or director contrary to the terms of such agreements, or also, in the event of absence or abstention of shareholders or directors, the other injured shareholders or directors elected by the injured shareholders shall vote with the shares or votes pertaining to the absent or abstaining shareholders or directors, as the case may be, under the terms of the Article 118, paragraphs 8 and 9 of the Law 6,404/76.

Art. 39 – The Company shall comply with the procedures of internal self-regulation policy in connection with trading of securities issued by the Company.

Art. 40 – The issuance of Founders’ Shares by the Company is expressly prohibited.

São Paulo – July 12, 2005.

Leonardo Porciúncula Gomes Pereira
Chairman

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.